Exhibit 99.1
C3IS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
The following is a discussion of our financial condition and results of operations for the six-month
period ended June 30, 2024 and the
six-month
period ended June 30, 2023. Unless otherwise specified herein, references to the “Company” or “we” shall include C3is Inc. and its subsidiaries. You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere in this report. For additional information relating to our management’s discussion and analysis of financial condition and results of operations, please see our annual report on Form
20-F
for the year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission on April 30, 2024 (the “Annual Report”). All share amounts reflect the 1-for-100 reverse split of the Common Stock effected by the Company at 11:59 pm, Eastern Time, on April 11, 2024.
Overview
C3is Inc. was incorporated under the laws of the Republic of the Marshall Islands on July 25, 2022 to serve as the holding company of two subsidiaries, each owning one of the two drybulk carriers in our initial fleet, that Imperial Petroleum Inc. (“Imperial Petroleum”) contributed to us in connection with the
Spin-Off
(as defined below), together with $5,000,000 in cash as working capital, in return for our common shares and Series A Convertible Preferred Stock. Imperial Petroleum Inc. had acquired the two drybulk carriers from Vafias family interests on September 21, 2022 and October 19, 2022, respectively.
On June 21, 2023, Imperial Petroleum distributed all of our outstanding shares of common stock, par value $0.01 per share (“common shares”), to its stockholders and warrantholders, which completed our separation from Imperial Petroleum (the
“Spin-Off”).
Upon the completion of the
Spin-Off,
on June 21, 2023, we began operating as a separate company from Imperial Petroleum, the Nasdaq-listed ship-owning company serving the petroleum products, crude oil and drybulk sectors of the international shipping industry, of which we were previously a part.
C3is Inc. is a ship-owning company providing international seaborne transportation services to drybulk charterers, including major national and private industrial users, commodity producers and traders, and since the third quarter of 2023 to oil producers, refineries and commodities traders.
In July 2023, the Company agreed to acquire one Aframax crude oil tanker, the “Afrapearl II (ex. Stealth Berana)” (2010 built), from Imperial Petroleum Inc. for $43 million. Afrapearl II (ex. Stealth Berana) was delivered to our fleet on July 14, 2023. The vessel has been fully paid for by July 2024, and is debt free.
In April 2024, the Company entered into an agreement to acquire a 33,664 DWT handysize bulk carrier from an affiliated company for $16.19 million.10% of the purchase price was paid on delivery, with the remaining interest-free balance becoming due in April 2025.
As of June 30, 2024, the Company’s fleet consisted of three drybulk carriers that transport major bulks such as iron ore, coal and grains, and minor bulks such as bauxite, phosphate and fertilizers, and one Aframax crude oil tanker that transports crude oil. The total cargo carrying capacity of the fleet is 213,468 dwt.
Our Fleet
As of September 1, 2024 the profile and deployment of our fleet is the following:

Name	Year built	Country built	Vessel Size (dwt)	Vessel Type	Employment Status	Daily Charter Rate	Expiration of Charter (1)
DRYBULK FLEET
EcoBushfire	2011	Japan	32,000	Handysize drybulk carrier	Time Charter	$18,250	October 2024
Eco Angelbay	2009	Japan	32,000	Handysize drybulk carrier	Time Charter	$12,900	October 2024
Eco Spitfire	2012	Japan	33,664	Handysize drybulk carrier	Time Charter	$15,750	September 2024
TANKER FLEET
Afrapearl II (ex. Stealth Berana)	2010	Korea	115,804	Aframax oil tanker	Spot
Fleet Total			213,468 dwt

(1) Earliest date charters could expire.
As of September 1, 2024, we had our Handysize drybulk carriers under time charter employment expiring in September and October 2024. Our tanker vessel was operating in the spot market, as market conditions and rates were favorable for spot employment.
Selected Financial Data
(in US Dollars except for Fleet Data)
The following tables present certain summary historical and other data of C3is Inc.

The selected consolidated financial data for the six months ended June 30, 2023 and 2024 are derived from the unaudited interim condensed consolidated financial statements of C3is Inc. included elsewhere in this report. The selected consolidated financial data as of December 31, 2023 are derived from the consolidated financial statements of C3is Inc. included in the
Annual
Report.

	For the six-month period ended June 30, 2023	For the six-month period ended June 30, 2024
Statement of Comprehensive Income Data
Revenues	4,855,097	23,619,205
Voyage expenses	(399,690)	(5,680,135)
Voyage expenses – related party	(58,937)	(295,839)
Vessel operating expenses	(1,840,172)	(3,730,571)
Vessel operating expenses – related party	(30,000)	(67,167)
Dry-docking costs	(174,149)	—
Depreciation	(1,340,128)	(2,926,709)
Management fees – related party	(159,280)	(263,120)
General and administrative expenses	(197,178)	(1,883,512)
General and administrative expenses – related party	(268,089)	(225,445)
Income from operations	387,474	8,546,707
Interest and finance costs	(729)	(8,592)
Interest and finance costs – related party	—	(1,691,831)
Interest income	—	642,567
Foreign exchange gain / (loss)	1,380	(282,647)
Loss on warrants	—	(15,176,536)
Net income / (loss)	388,125	(7,970,332)

	As of December 31, 2023	As of June 30, 2024
Balance Sheet Data
Cash and cash equivalents	695,288	32,317,158
Time deposits	8,368,417	13,200,000
Current assets	20,310,584	50,007,438
Vessels, net	75,161,431	87,400,747
Total assets	95,472,015	137,408,185
Current liabilities	39,928,166	56,610,443
Total liabilities	39,928,166	71,096,936
Common stock	874	102,576
Total stockholders’ equity	55,543,849	66,311,249

	For the six-month period ended June 30, 2023	For the six-month period ended June 30, 2024
Other Financial Data
Net cash provided by operating activities	1,694,917	21,392,996
Net cash used in investing activities	—	(6,611,629)
Net cash provided by financing activities	3,305,083	16,840,503

	For the six-month period ended June 30, 2023	For the six-month period ended June 30, 2024
Fleet Data
Average number of vessels (1)	2.00	3.3
Total calendar days for fleet (2)	362	598
Total voyage days for fleet (3)	362	594
Total charter days for fleet (4)	326	367
Total spot market days for fleet (5)	36	227
Fleet utilization (6)	100.0%	99.3%
Fleet operation utilization (7)	90.1%	90.3%

1)
Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2)
Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire
days associated with major repairs, drydockings or special or intermediate surveys.

3)
Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire
days associated with major repairs, drydockings or special or intermediate surveys.

4)	Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.
5)	Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period and the days that vessels were commercially idle.
6)
Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

7)
Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days excluding commercially idle days by fleet calendar days for the relevant period.

Results of Operations
Six-month
period ended June 30, 2024 compared to the six-month period ended June 30, 2023
An average of 3.3 vessels were owned by the Company during the six months ended June 30, 2024 compared to 2.0 vessels for the same period of 2023.

•
Revenues for the six months ended June 30, 2024 amounted to $23.6 million, an increase of $18.7 million compared to revenues of $4.9 million for the six months ended June 30, 2023, primarily due to the increase in the average number of our vessels. Total calendar days for our fleet were 598 days for the six months ended June 30, 2024, as compared to 362 days for the same period in 2023. Of the total calendar days in the first six months of 2024, 367 or 61.4%, were time charter days, as compared to 326 or 90.0% for the same period in 2023. Our fleet operational utilization was 90.3% and 90.1% for the six months ended June 30, 2024 and 2023.

•
Voyage expenses and vessels’ operating expenses
for the six months ended June 30, 2024 were $6.0 million and $3.8 million, respectively, compared to $0.5 million and $1.9 million, respectively, for the six months ended June 30, 2023. The increase in both voyage expenses and vessels’ operating expenses is attributed to the increase in the average number of our vessels. Voyage expenses for the six months ended June 30, 2024 mainly included bunker costs of $3.1 million, corresponding to 52% of total voyage expenses, and port expenses of $1.9 million, corresponding to 32% of total voyage expenses due to the fact that the vessel Afrapearl II operated in the spot market as compared to the same period last year, when the vessels operated under time charter employment. Operating expenses for the six months ended June 30, 2024 mainly included crew expenses of $2.0 million, corresponding to 53% of total operating expenses, spares and consumables costs of $0.8 million, corresponding to 21%, and maintenance expenses of $0.4 million, representing works and repairs on the vessels, corresponding to 11% of total vessel operating expenses.

•
Depreciation
for the six months ended June 30, 2024 was $2.9 million, a $1.6 million increase from $1.3 million for the same period of last year, due to the increase in the average number of our vessels.

•
Management fees
for the six months ended June 30, 2024 were $0.3 million, a $0.1 million increase from $0.2 million for the same period of last year, due to the increase in the calendar days of our fleet during the current period.

•
General and Administrative costs
for the six months ended June 30, 2024 were $2.1 million and mainly related to expenses incurred relating to the two public offerings and the reverse stock split and expenses incurred as a result of operating as a separate public company. General and Administrative costs for the six months ended June 30, 2023 were $0.5 million.

•
Interest and finance costs
for the six months ended June 30, 2024 were $1.7 million and related to the accrued interest expense – related party, as of June 30, 2024 in connection with the $53.3 million, part of the acquisition prices of our Aframax tanker Afrapearl II – which was subsequently completely paid off in July 2024 – and our bulk carrier Eco Spitfire, which is payable by April 2025.

•	Interest income for the six months ended June 30, 2024 was $0.6 million and related to the interest earned from the time deposits held by the Company.

•
Loss on warrants
 for the six months ended June 30, 2024 was $15.2 million and mainly related to the net fair value losses on our
Class B-1
and
B-2
Warrants and
Class C-1
and
C-2
warrants which were issued during the first quarter of 2024 in connection with the two public offerings and have been classified as liabilities.

Cash Flows
Net cash provided by operating activities
Net cash provided by operating activities
was $21.4 million for the six months ended June 30, 2024 compared to $1.7 million for the six months ended June 2023, due to the addition of the Aframax tanker and a third handysize vessel. The net cash generated from the Aframax tanker contributed about 80% of the total net cash from operating activities.
Net cash used in investing activities
Net cash used in investing activities—
was $6.6 million for the six months ended June 2024 due to the increase in bank time deposits and the payment of the 10% of the acquisition price of the third handysize drybulk vessel. There were no time deposits or vessel acquisitions for the six months ended June 30, 2023.
Net cash provided by financing activities
Net cash provided by financing activities—
was $16.8 million for the six months ended June 30, 2024 mainly representing proceeds from follow-on
offerings and exercise of warrants, partially offset by the stock repurchase and the dividends paid on the preferred stock. The cash provided by financing activities for the six months ended June 30, 2023, was $3.3 million, representing net transfers from the former Parent Company (as defined below).

Liquidity and Capital Resources
As of June 30, 2024, we had cash and cash equivalents of $32.3 million, and bank time deposits of $13.2 million.
Our principal sources of funds for our liquidity needs have been cash flows from operations, as well as contribution from Imperial Petroleum Inc. (our former “Parent Company”), and three public offerings of equity securities. Potential additional sources of funds may include additional equity offerings and bank borrowings. We expect future equity offerings and other issuances of our common shares, preferred stock or other securities, which may dilute our common shareholders if issued at lower prices than the price they acquired their shares, as well as possibly bank borrowings, to be a significant component of the financing for our fleet growth plan. Our principal use of funds has been to acquire our vessels, maintain the quality of our vessels and fund working capital requirements.
Our liquidity needs, as of June 30, 2024, primarily related to the funding of the remaining 90% of the purchase price of $38.7 million for the Aframax tanker, which was paid in July 2024. We also have a financial liability of $14.6 million due in April 2025, being the 90% of the purchase price of the handysize bulk carrier acquired in April 2024. Our liquidity needs also include expenses for operating our vessels, any vessel improvements that may be required and general and administrative expenses.
As of June 30, 2024, we had no bank debt. We may incur indebtedness in the future to finance the growth of our fleet.
We believe that, unless there is a major and sustained downturn in market conditions applicable to our specific shipping industry segment and subject to either the successful completion of equity offerings or the incurrence of bank debts, our internally generated cash flows will be sufficient to fund our current operations, including working capital requirements, for at least 12 months taking into account any possible capital commitments and debt service requirements.
Forward-Looking Statements
Matters discussed in this report may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, the conflict in Ukraine and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, supply and demand for oil and oil products, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in our operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, our ability to fund the remaining purchase price for our third drybulk carrier, our ability to profitably operate in the crude oil tanker sector, our ability to comply with the Nasdaq listing rules, including maintaining compliance with respect to the minimum bid price requirement, potential liability from pending or future litigation or actions taken by regulatory authorities, domestic and international political conditions, the conflict in Ukraine and related sanctions, the conflict in Israel and Gaza, potential disruption of shipping routes due to ongoing attacks by Houthis in the Red Sea and Gulf of Aden or due to accidents and political events or acts by terrorists. Risks and uncertainties are further described in the reports we file with the U.S. Securities and Exchange Commission.

Index to unaudited interim condensed consolidated financial statements

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF C3IS INC.

Unaudited condensed consolidated balance sheets as of December 31, 2023 and June 30, 2024	F-2
Unaudited condensed consolidated statements of comprehensive income for the six-month periods ended June 30, 2023 and 2024	F-3
Unaudited condensed consolidated statements of stockholders’ equity for the six-month periods ended June 30, 2023 and 2024	F-4
Unaudited condensed consolidated statements of cash flows for the six-month periods ended June 30, 2023 and 2024	F-6
Notes to the unaudited interim condensed consolidated financial statements	F-8

C3is Inc.
Unaudited interim condensed consolidated balance sheets
As of December 31, 2023 and June 30, 2024
(Expressed in United States Dollars, Except for share Data)

		As of December 31, 2023	As of June 30, 2024
Assets
Current assets
Cash and cash equivalents		695,288	32,317,158
Time deposits		8,368,417	13,200,000
Trade and other receivables		10,443,497	3,178,481
Other current assets	(Note 10)	33,846	98,245
Inventories	(Note 4)	689,269	1,109,408
Advances and prepayments		80,267	44,342
Operating lease right-of-use assets		—	59,804

Total current assets		20,310,584	50,007,438

Non current assets
Vessels, net	(Note 5)	75,161,431	87,400,747

Total non current assets		75,161,431	87,400,747

Total assets		95,472,015	137,408,185

Liabilities and net parent investment
Current liabilities
Trade accounts payable		547,017	908,521
Payable to related parties	(Note 3)	38,531,016	54,730,861
Accrued and other liabilities	(Note 6)	634,297	878,444
Operating lease liabilities		—	59,804
Deferred income		215,836	32,813

Total current liabilities		39,928,166	56,610,443

Non current liabilities
Warrant liability	(Note 8)	—	14,486,493

Total non current liabilities		—	14,486,493

Total liabilities		39,928,166	71,096,936

Commitments and contingencies	(Note 13)
Common stock, 2,000,000,000 shares with par value $0.01 authorized, 87,423 and 10,257,634 issued and outstanding as of December 31, 2023 and June 30, 2024, respectively (Note 8)		874	102,576
Preferred Stock, 200,000,000 shares authorized Preferred stock, Series A, $0.01 par value, 600,000 shares issued and outstanding as of December 31, 2023 and June 30, 2024		6,000	6,000
Additional paid-in capital		47,191,056	69,068,252
Retained earnings/(accumulated deficit)		8,345,919	(2,865,579)

Total stockholders’ equity		55,543,849	66,311,249

Total liabilities and stockholders’ equity		95,472,015	137,408,185

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

C3is Inc.
Unaudited interim condensed consolidated statements of comprehensive income
For the
six-month
periods ended June 30, 2023 and 2024
(Expressed in United States dollars)

		For the six-month periods ended June 30,
		2023	2024
Revenues
Revenues	(Note 10)	4,855,097	23,619,205

Total revenues		4,855,097	23,619,205

Expenses
Voyage expenses		399,690	5,680,135
Voyage expenses – related party	(Note 3)	58,937	295,839
Vessels’ operating expenses		1,840,172	3,730,571
Vessels’ operating expenses – related party	(Note 3)	30,000	67,167
Drydocking costs		174,149	—
Management fees – related party	(Note 3)	159,280	263,120
General and administrative expenses		197,178	1,883,512
General and administrative expenses – related party	(Note 3)	268,089	225,445
Depreciation	(Note 5)	1,340,128	2,926,709

Total expenses		4,467,623	15,072,498

Income from operations		387,474	8,546,707

Other (expenses)/income
Interest and finance costs		(729)	(8,592)
Interest and finance costs – related party	(Note 3)	—	(1,691,831)
Interest income		—	642,567
Foreign exchange gain/(loss)		1,380	(282,647)
Loss on warrants	(Note 8)	—	(15,176,536)

Other expenses, net		651	(16,517,039)

Net income/(loss)		388,125	(7,970,332)

Earnings/(loss) per share (Note 9)
-Basic		11.54	(4.61)
-Diluted		5.20	(4.61)
Weighted average number of shares (Note 9)
-Basic		31,826	2,429,488
-Diluted		74,683	2,429,488
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

C3is Inc.
Unaudited interim condensed consolidated statements of stockholders’ equity
For the
six-month
periods ended June 30, 2023 and 2024
(Expressed in United States Dollars, Except for Number of S
har
es)

	Common stock		Preferred stock
	Number	Amount	Number		Additional paid-in	Accumulated	Former Parent	Total
	of Shares		of Shares	Amount	capital	deficit	Company Investment
Balance, December 31, 2022	500	—	—	—	—	—	38,894,205	38,894,205
Net increase in former Parent Company investment	—	—	—	—	—	—	3,305,083	3,305,083
Net income for the period from January 1, 2023 to Spin-Off	—	—	—	—	—	—	390,691	390,691
Cancellation of common stock	(500)	—	—	—	—	—	—	—
Capitalization at Spin-Off:
- issuance of common stock and preferred stock	31,826	318	—	—	29,953,661	—	(29,953,979)	—
- issuance of preferred stock	—	—	600,000	6,000	12,630,000	—	(12,636,000)	—
Net loss for the period from the Spin-Off to June 30, 2023	—	—	—	—	—	(2,566)	—	(2,566)
Dividends declared on Series A Preferred Shares ($0.67 per preferred share)	—	—	—	—	(20,833)	—	—	(20,833)

Balance, June 30, 2023	31,826	318	600,000	6,000	42,562,828	(2,566)	—	42,566,580

	Common stock		Preferred stock
	Number of Shares	Amount	Number of Shares	Amount	Additional paid-in capital	Retained earnings/ (accumulated deficit)	Total
Balance, December 31, 2023	87,423	874	600,000	6,000	47,191,056	8,345,919	55,543,849
Issuance of common stock, net of issuance costs (Note 8)	1,479,404	14,794	—	—	4,301,152	—	4,315,946
Exercise of warrants (Note 8)	8,690,807	86,908	—	—	14,587,564	—	14,674,472
Stock-based compensation	—	—	—	—	126,480	—	126,480
Dividends declared on Series A preferred shares ($0.63 per preferred share)	—	—	—	—	—	(379,166)	(379,166)
Down round deemed dividend on Series A preferred shares ($4.77 per preferred share) (Note 8)	—	—	—	—	2,862,000	(2,862,000)	—
Net loss	—	—	—	—	—	(7,970,332)	(7,970,332)

Balance, June 30, 2024	10,257,634	102,576	600,000	6,000	69,068,252	(2,865,579)	66,311,249

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

C3is Inc.
Unaudited interim condensed consolidated statements of cash flows
For the
six-month
periods ended June 30, 2023 and 2024
(Expressed in United States Dollars)

	For the six-month period ended June 30,
	2023	2024
Cash flows from operating activities:
Net income/(loss) for the period	388,125	(7,970,332)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities :
Depreciation	1,340,128	2,926,709
Share based compensation	—	126,480
Unrealized foreign exchange loss on time deposits	—	156,921
Loss on warrants	—	15,176,536
Non-cash lease expense	—	2,386
Offering costs attributable to warrant liability	—	1,078,622
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(254,030)	7,265,016
Other current assets	—	(64,399)
Inventories	11,726	(420,139)
Advances and prepayments	(127,524)	35,925
Increase/(decrease) in
Trade accounts payable	(121,253)	361,504
Changes in operating lease liabilities	—	(2,386)
Payable to related parties	349,024	2,659,029
Accrued liabilities	108,721	244,147
Deferred income	—	(183,023)

Net cash provided by operating activities	1,694,917	21,392,996

Cash flows from investing activities
Cash outflows related to vessel acquisitions	—	(1,623,125)
Increase in bank time deposits	—	(20,001,175)
Maturity of bank time deposits	—	15,012,671

Net cash used in investing activities	—	(6,611,629)

Cash flows from financing activities
Net transfers from former Parent Company	3,305,083	—
Proceeds from follow-on offerings	—	13,147,990
Proceeds from exercise of warrants	—	5,852,396
Stock issuance costs	—	(1,778,633)
Dividends paid on preferred shares	—	(381,250)

Net cash provided by financing activities	3,305,083	16,840,503
Net increase in cash and cash equivalents	5,000,000	31,621,870
Cash and cash equivalents at beginning of period	—	695,288
Cash and cash equivalents at end of period	5,000,000	32,317,158
Supplemental Cash Flow Information
Non-cash Financing Activities
Stock issued in non-cash financing activities	—	1,768,665
Dividends on preferred shares Series A included in payable to related parties	—	160,416
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

C3is Inc.
Notes to the unaudited interim condensed consolidated financial statements
(Expressed in United States dollars)

1.	Basis of Presentation and General Information
C3is Inc. (“C3is”) was formed by Imperial Petroleum Inc. (“the former Parent Company”) on July 25, 2022 under the laws of the Republic of the Marshall Islands. Initial share capital of C3is consisted of 500 common shares. Imperial Petroleum Inc. spun off its two Handysize drybulk carriers by contributing to C3is its interest in Drybulk International Trading and Shipping Inc. and in Raw Commodities & Exports Inc. (“Initial Fleet”), each one owning one Handysize drybulk carrier, and $5,000,000 in cash for working capital purposes. The contribution was completed on June 20, 2023 in exchange for 31,826 newly issued common shares and 600,000 5.00% Series A Perpetual Convertible Preferred Shares (the “Series A Preferred Shares”) in C3is. On June 21, 2023, Imperial Petroleum Inc., distributed the 31,826 common shares in C3is to the shareholders and warrant holders of Imperial Petroleum Inc. on a pro rata basis (the “Spin off”) and retained the 600,000 Series A Preferred Shares.
The accompanying unaudited interim condensed consolidated financial statements include the accounts of C3is and its subsidiaries, (collectively, the “Company”). The Initial Fleet has been accounted using the historical carrying costs of its assets and liabilities from their dates of incorporation. For periods up to June 21, 2023, the accompanying financial statements reflect the financial position and results of the carve-out
operations of the Initial Fleet. The unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles or U.S GAAP, for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These unaudited interim condensed consolidated financial statements have been prepared on the same basis and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2023 included in the Company’s Annual Report on Form
20-F
filed with the Securities and Exchange Commission on April 30, 2024 (the “2023 Consolidated Financial Statements”) and, in the opinion of management, reflect all adjustments which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the six months ended June 30, 2024 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2024. The reporting and functional currency of the Company is the United States Dollar.
The consolidated balance sheet as of December 31, 2023 has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.
At June 30, 2024, the Company’s fleet was comprised of 3 Handysize drybulk carriers and 1 Aframax crude oil tanker providing worldwide marine transportation services under long, medium or short-term charters.
At June 30, 2024, the Company had a working capital deficit of $6,603,005, cash and cash equivalents and time deposits of $45,517,158 and four unencumbered vessels. As of June 30, 2024, the Company has remaining obligations for the acquisition of two vessels (Note 3) totaling $53,490,397 payable in July 2024 and April 2025. The balance of $39,423,257 was paid off in July 2024, from available cash. The Company expects to finance its working capital deficit with operational cash flows, debt issuances, or a combination of debt and equity issuances, if required. In the event the debt and equity issuances are not sufficient, the Company may consider selling one of its unencumbered vessels. Therefore, there is no substantial doubt about the Company’s ability to continue as a going concern, for a reasonable period of time. The accompanying unaudited interim condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern.
The Company’s vessels are managed by Brave Maritime Corporation S.A., a company controlled by members of the family of the Company’s
Non-Executive
Director and former Parent Company’s Chief Executive Officer, since June 21, 2023. Brave Maritime Corporation S.A. is incorporated in Liberia and registered in Greece under the provisions of law 89/1967, 378/1968 and article 25 of law 27/75 as amended by article 4 of law 2234/94. Before the completion of the
Spin-off
on June 21, 2023, the Company’s vessels were managed by Stealth Maritime Corporation S.A., a company controlled by members of the family of the
Company’s Non-Executive Director
and former Parent Company’s Chief Executive Officer. Stealth Maritime Corporation S.A.is a company incorporated in Liberia and registered in Greece under the provisions of law 89/1967, 378/1968 and article 25 of law 27/75 as amended by article 4 of law 2234/94. Brave Maritime Corporation S.A. and Stealth Maritime Corporation S.A. are herein referred to as the “Manager”.

At June 30, 2024, the subsidiaries included in the Company’s unaudited interim condensed consolidated financial statements were:

Company	Date of Incorporation	Name of Vessel Owned by Subsidiary	Dead Weight Tonnage (“dwt”)	Acquisition Date
Drybulk International Trading and Shipping Inc.	4/6/2022	Eco Bushfire	32,000	21/9/2022
Raw Commodities & Exports Inc.	4/7/2022	Eco Angelbay	32,000	19/10/2022
Crude Oil Services International Inc.	6/7/2023	Afrapearl II	115,804	14/7/2023
Spitfire Dragon Transport Inc.	3/2/2021	Eco Spitfire	33,664	10/5/2024
On April 12, 2024, the Company
effected a 1-for-100 reverse stock
split (“RSS”) of its shares of common stock. All share and per share amounts disclosed in these unaudited interim condensed consolidated financial statements give effect to this reverse stock split retroactively, for all periods presented. Furthermore, in connection with the reverse stock split, the exercise price of the Company’s outstanding warrants at that date increased and the number of shares issuable upon their exercise decreased in accordance with their terms. In addition, the conversion price of the Company’s Series A Preferred Shares and the exercise price of Class B1, B2, C-1 and Class C2 warrants was adjusted to $1.2573, based on the lowest daily VWAP for the Common Stock during an adjustment period ending on the fifth trading day after the first trading day after the effective time of the RSS and the number of shares issuable upon exercise were increased, in accordance with their terms. The par value and other terms of the Company’s shares of common stock were not affected by the reverse stock sp lit.

2.	Significant Accounting Policies
A discussion of the Company’s significant accounting policies can be found in the 2023 Consolidated Financial Stat em
ents. There have been no material changes to these policies or pronouncements in the six months ended June 30, 2024.

3.	Transactions with Related Parties
The Manager provides the vessels with a wide range of shipping services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services, for a fixed daily fee of $440, as per the management agreement between the Manager and the Company.
Based on the management agreement between the Manager and the Company, the Manager also receives a brokerage commission of 1.25% on freight, hire and demurrage per vessel. In addition, the Manager arranges for supervision onboard the vessels, when required, by superintendent engineers and when such visits exceed a period of five days in a twelve-month period, an amount of $500 is charged for each additional day (the “Superintendent fees”).
The Manager also acts as a sales and purchase broker for the Company in exchange for a commission fee equal to 1% of the gross sale or purchase price of vessels or companies. The commission fees relating to vessels purchased (“Commissions – vessels purchased”) are capitalized to the cost of the vessels as incurred, and are included in “Vessels, net” in the unaudited interim condensed consolidated balance sheets.
The Manager also provides crew management services to the vessels. These services have been subcontracted by the Manager to an affiliated ship-management company, Hellenic Manning Overseas Inc. The Company pays to the Manager a fixed monthly fee of $
2,500 per vessel for these services (the “Crew management fees”) and the related expense is included in “Operating expenses – related party” in the unaudited interim condensed consolidated statements of comprehensive income.

In addition to management services, the Company reimburses the Manager for the compensation of its executive officers (the “Executive compensation”). Furthermore, the Company rents office space from the Manager and incurs a rental expense (the “Rental Expense”). The related expenses are included in “General and administrative expenses – related party” in the unaudited interim condensed consolidated statement of comprehensive income.
The services provided by Stealth Maritime Corporation S.A. (Note 1) which is the manager of Imperial Petroleum Inc.’s vessels are identical with the services provided by Brave Maritime Corporation S.A..
In addition, an allocation of general and administrative expenses incurred by Imperial Petroleum Inc. for the period from January 1, 2023 to June 21, 2023 has been included in General and administrative expenses of the Company based on the number of calendar days the Company’s vessels operated under Imperial Petroleum Inc.’s fleet compared to the number of calendar days of the total Imperial Petroleum Inc.’s fleet. These expenses consisted mainly of executive compensation, office rent, investor relations and consultancy fees (the “General and administrative expenses – related party”).
The current account balance with the Manager at December 31, 2023 and June 30, 2024 was a liability of $461,695 and $1,080,047, respectively. The liability as at December 31, 2023 mainly relates to commissions on vessels purchased. The liability as at June 30, 2024 mainly represents payments made by the Manager on behalf of the Company.
On July 7, 2023, the Company entered into a memorandum of agreement with Imperial Petroleum Inc. for the acquisition of the vessel “Afrapearl II” for an aggregate consideration of $43,000,000. The vessel was delivered to the Company on July 14, 2023. 10% of the total consideration i.e. $4,300,000 was paid in cash, while the remaining amount of $38,700,000 is payable in July 2024 and has no stated interest. The vessel was recorded at its fair value of $40,000,000 as determined by an independent broker and the liability was recorded at $35,700,000 (the “Remaining Purchase Price”) on July 7, 2023. Since the payment of the remaining amount depended only on the passage of time, this arrangement was accounted for as seller financing and the financing component amounting to $3,000,000, being the difference between the Remaining Purchase Price and the amount of $38,700,000 payable in July 2024, was accounted for as interest over the life of the liability i.e. until July 2024. The interest expense amounting to $1,516,436 for the six months ended June 30, 2024 is included in “Interest expense-related party” in the unaudited interim condensed consolidated statement of comprehensive income.
On April 10, 2024, the Company entered into a memorandum of agreement with Transamerica Logistics Inc., a company affiliated with members of the family of the Company’s
Non-Executive
Chairman for the acquisition of the vessel “Eco Spitfire” for an aggregate consideration of $16,190,000 (Note 5). The vessel was delivered to the Company on May 10, 2024. 10% of the total consideration i.e. $1,619,000 was paid in cash, while the remaining amount of $14,571,000 is payable in April 2025 and has no stated interest. The vessel was recorded at its fair value of $15,000,000 as determined by an independent broker and the liability was recorded at $13,381,000 (the “Remaining purchase price”) on April 10, 2024. Since the payment of the remaining amount depends only on the passage of time, this arrangement has been accounted for as seller financing and the financing component amounting to $1,190,000, being the difference between the Remaining purchase price and the amount of $
14,571,000
 payable in April 2025, will be accounted for as interest over the life of the liability i.e. until April 2025. The interest expense amounting to $175,395 for the period from
April 10, 2024 to June 30, 2024
is included in “Interest expense-related party” in the unaudited interim condensed consolidated statement of comprehensive income.
The current account balance with Imperial Petroleum Inc. at June 30, 2024 was a liability of $39,583,674 (December 31, 2023: $38,069,321). The liability relates to the outstanding amount for the acquisition of the vessel “Afrapearl II” which includes the Remaining Purchase Price, imputed accrued interest of $2,879,796 and payables of $843,462 mainly relating to inventory on board the vessel as well as the accrued dividend on Series A Preferred Shares amounting to $160,416.
The current account balance with Transamerica Logistics Inc., the company affiliated with members of the family of the Company’s
Non-Executive
Chairman, at June 30, 2024 (December 31, 2023: nil) was a liability of $14,067,140. The liability relates to the outstanding amount for the acquisition of the vessel “Eco Spitfire” which includes the Remaining purchase price, imputed accrued interest of $175,395 and payables of $510,745 relating to inventory on board the vessel.

The amounts charged by the Company’s related parties comprised the following:

	Location in unaudited interim condensed consolidated statement of comprehensive income	Six-month period ended June 30, 2023	Six-month period ended June 30, 2024
Management fees charged by Brave Maritime Corp.	Management fees – related party	8,800	263,120
Management fees charged by Stealth Maritime Corp.	Management fees – related party	150,480	—
Brokerage commissions charged by Brave Maritime Corp.	Voyage expenses – related party	1,812	295,839
Brokerage commissions charged by Stealth Maritime Corp.	Voyage expenses – related party	57,125	—
Superintendent fees	Vessels’ operating expenses – related party	—	18,000
Crew management fees charged by Brave Maritime Corp.	Vessels’ operating expenses – related party	1,667	49,167
Crew management fees charged by Stealth Maritime Corp.	Vessels’ operating expenses – related party	28,333	—
General and administrative expenses – former parent	General and administrative expenses–related party	268,089	—
Executive compensation	General and administrative expenses–related party	—	223,059
Rental expense	General and administrative expenses–related party	—	2,386
Commission – vessel purchased	Vessels, net	—	161,900
Interest expense	Interest expense – related party	—	1,691,831

4.	Inventories
The amounts shown in the accompanying unaudited interim condensed consolidated balance sheets are analyzed as follows:

	December 31,	June 30,
	2023	2024
Bunkers	502,190	857,438
Lubricants	187,078	251,970

Total	689,269	1,109,408

5.	Vessels, Net
The amounts shown in the accompanying unaudited interim condensed consolidated balance sheets are analyzed as follows:

	Vessel cost	Accumulated depreciation	Net book value
Balance, December 31, 2023	79,824,125	(4,662,694)	75,161,431

Acquisition	15,166,025	—	15,166,025

Depreciation for the period	—	(2,926,709)	(2,926,709)

Balance, June 30, 2024	94,990,150	(7,589,403)	87,400,747

The additions during the period ended June 30, 2024 relate to the acquisition of the vessel “Eco Spitfire” (Note 3).

At June 30, 2024, the Company performed an impairment review of its vessels since the book values of two vessels were substantially higher than their market values. As a result of the impairment review, undiscounted net operating cash flows exceeded each vessel’s carrying value and no impairment
loss was recognized for the
six-month
period ended June 30, 2024.

6.	Accrued and Other Liabilities
The amounts shown in the accompanying unaudited interim condensed consolidated balance sheets are analyzed as follows:

	December 31, 2023	June 30, 2024
Vessel operating expenses	266,500	521,726
Voyage expenses	230,817	247,196
Administrative expenses	136,980	109,522

Total	634,297	878,444

7.	Fair Value of Financial Instruments and Concentration of Credit Risk
Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, time deposits trade and other receivables, balances with related parties, trade accounts payable and accrued and other liabilities and warrant liability. The Company limits its credit risk with respect to accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable.
Fair Value Disclosures:
 The Company has categorized assets and liabilities recorded at fair value based upon the fair value hierarchy specified by the guidance. The levels of fair value hierarchy are as follows:
Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.
The carrying values of cash and cash equivalents, balances with related parties, trade and other receivables, trade accounts payable and accrued and other liabilities are reasonable estimates of their fair value due to the short-term nature of these financial instruments. Cash and cash equivalents and time deposits are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of the Class B1, Class B2, Class C1 and Class C2 warrant liability is measured at each reporting period end and at each settlement date using the Black & Scholes model and is considered Level 3 item as it is derived by using significant unobservable inputs such as historical volatility.

8.	Stockholders’ equity
Details of the Company’s common stock and preferred stock are discussed in Note 8 of the 2023 Consolidated Financial Statements and are supplemented by the below new activities in the six-month
period ended June 30, 2024.
Common shares:

i)	Equity Offerings
On January 23, 2024, the Company completed a registered offering and issued 279,404 common shares, 16,100,000 Class B1 warrants exercisable to 161,000 common shares at an exercise price of $37.5 (subject to further adjustments, as described below) or pursuant to an alternative cashless exercise option for no consideration and
32,200,000
Class B2 warrants, exercisable to
322,000
common shares, at an exercise price of $42.5 (subject to further adjustments, as described below), for net proceeds, after discounts and commissions, of $
6,132,714
. The above exercise price and number of shares issuable upon exercise of Class B1 and Class B2 warrants reflect the proportionate adjustment following the RSS (Note 1). Up to the RSS, 73,200 common shares were issued upon the cashless exercise of 7,320,000 class B1 warrants. The exercise price and number of shares issuable upon exercise of the then outstanding Class B1 and Class B2 warrants were adjusted further, decreasing the exercise price of both the Class B1 and Class B2 warrants to $1.2573 and increasing the number of shares issuable upon exercise of the Class B1 warrants to 2,069,999 shares and the number of shares issuable upon exercise of the Class B2 warrants to 10,813,119, based on the lowest daily VWAP for the Company’s common stock during an adjustment period ending on the fifth trading day after the first trading day after the effective time of the RSS pursuant to the terms of such warrants. As of June 30, 2024,
2,016,338
common shares were issued upon the cashless exercise of Class B1 warrants and
3,325,145
common shares were issued upon the exercise of Class B2 warrants, for net proceeds of $
4,229,276
.

On March 19, 2024, the Company completed a registered offering and issued
1,200,000
common shares,
67,450,000
Class C1 warrants exercisable to
674,500
common shares at an exercise price of $7.5 (subject to further adjustments, as described below) or pursuant to an alternative cashless exercise option for no consideration and
134,900,000
Class C2 warrants, exercisable to
1,349,000
common shares, at an exercise price of $8.5 (subject to further adjustments, as described below), for net proceeds, after discounts and commissions, of $
5,281,565
. The above exercise price and number of shares issuable upon exercise of Class C1 and Class C2 warrants reflect the proportionate adjustment following the RSS (Note 1). Up to the RSS, 316,000 common shares were issued upon the cashless exercise of 31,600,000 class C1 warrants The exercise price and number of shares issuable upon exercise of the then outstanding Class C1 and Class C2 warrants were adjusted further, decreasing the exercise price of both the Class C1 and Class C2 warrants to $1.2573 and increasing the number of shares issuable upon exercise of the Class C1 warrants to 1,814,636 shares and the number of shares issuable upon exercise of the Class C2 warrants to 9,119,943, based on the lowest daily VWAP for the Company’s common stock during an adjustment period ending on the fifth trading day after the first trading day after the effective time of the RSS pursuant to the terms of such warrants. As of June 30, 2024, 2,094,096 common shares were issued upon the cashless exercise of Class C1 warrants and
1,255,228
common shares were issued upon the exercise of Class C2 warrants, for net proceeds of $
1,578,198
.
The Company in its assessment for the accounting of the Class B1, Class B2, Class C1 and Class C2 warrants has taken into consideration ASC 480 “Distinguishing liabilities from equity” and determined that the warrants should be classified as liability due to certain exercise price adjustment clauses of warrant terms, which provide for a reduction in the warrants’ initial exercise price. For those warrants meeting the classification of liability, the initial recognition is at fair value and are remeasured at each balance sheet date with the offsetting adjustments recorded in change in fair value of warrant liabilities within the unaudited interim condensed consolidated statement of comprehensive income. Upon settlement or termination, warrants classified as liabilities at fair value, are marked to their fair value at the settlement date and then the liability settled.
Of the total gross proceeds of the offerings amounting to $13,147,990, $8,176,955 were allocated to the Class B1, Class B2, Class C1 and Class C2 warrants, representing their fair value at issuance, while the remaining gross proceeds of the offerings amounting to $4,971,035 were allocated to common shares. Of the total issuance costs of the offerings amounting to $1,733,711, $1,078,622 were allocated to the Class B1, Class B2, Class C1 and Class C2 warrants based on their relative fair value to the total gross proceeds, were expensed immediately and were included in General and administrative expenses in the accompanying unaudited interim consolidated statement of comprehensive income, while the remaining $655,089 of the issuance costs were presented contra to the offering proceeds classified within equity.
During the six months ended June 30, 2024, upon the exercise of the Class B1, Class B2, Class C1 and Class C2 warrants, as described above, the Company marked the warrants to their fair value at the settlement date and then settled the warrant liability. As of June 30, 2024, the Company re-valued
the outstanding warrants classified as liabilities. For the six months ended June 30, 2024, the Company recognized a loss of $15,176,536 resulting from the change in the fair value of the liability for the unexercised warrants and the settlements of the liability throughout the period.
The value of the outstanding warrants as of June 30, 2024, was $14,486,493 and presented under ‘Warrant liability” in the accompanying unaudited interim condensed balance sheet. The Company values its warrants classified as liabilities using Level 3 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements, as they are derived by using significant unobservable inputs such as historical volatility. The Company uses the Black & Scholes model for the valuation of the warrants at each settlement and at each measurement date, under the following assumptions (a) expected volatility (b) risk free rate (c) market value of common stock of, which was the current market price as of the date of each fair value measurement.

As of June 30, 2024, the number of common shares that can potentially be issued under each outstanding class of warrants are:

Warrant	Shares to be issued upon exercise of remaining warrants
Class A	47,650
Class B1	126,861
Class B2	7,487,974
Class C1	36,540
Class C2	7,864,715

Total	15,563,740

Preferred shares:
As of June 30, 2024, the conversion price of Series A Preferred shares was adjusted to $1.2573, after the RSS (Note 1) and adjustment of the exercise price of warrants. Pursuant to ASC 260, Earnings per Share, the Company recorded a deemed dividend for the down round adjustment of $2,862,000 which reduced income available to common shareholders in the Company’s earnings per share calculations (Note 9).
Aggregate dividends of $0.4 million were paid on the Company’s Series A Preferred Shares during the six months ended June 30, 2024.

9.	Earnings/(loss) per share
The Company calculates basic and diluted earnings per share as follows:

	For the six-month period ended June 30, 2023	For the six-month period ended June 30, 2024
Numerator
Net income/(loss)	388,125	(7,970,332)
Less: Cumulative dividends on Series A Perpetual Convertible Preferred Shares	(20,833)	(379,166)
Less: Down round deemed dividend on Series A Perpetual Convertible Preferred Shares	—	(2,862,000)

Net income/(loss) attributable to common shareholders, basic and diluted	367,292	(11,211,498)

Denominator
Weighted average number of shares outstanding, basic	31,826	2,429,488
Weighted average number of shares outstanding, diluted	74,683	2,429,488

Earnings/ (loss) per share, basic	11.54	(4.61)
Earnings/ (loss) per share, diluted	5.20	(4.61)

As of June 30, 2024, securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have anti-dilutive effect, are any incremental shares of unexercised Class A, Class B2 and Class C2 warrants and non-vested
share awards, calculated with the treasury stock method, as well as the 11,930,327 common shares issuable upon the conversion of the outstanding Series A Preferred Shares calculated with the “if converted” method. As of June 30, 2024, the number of common shares that can potentially be issued under the outstanding warrants are 15,400,339 common shares (Note 8) and the aggregate number of unvested shares were 7,947.
As of June 30, 2023, diluted earnings per share reflects the potential dilution from conversion of outstanding Series A Preferred Shares calculated with the “if converted” method.

10.	Revenues
The amounts in the accompanying unaudited interim condensed consolidated statements of comprehensive income are analyzed as follows:

	Six-month period ended June 30, 2023	Six-month period ended June 30, 2024
Time charter revenues	4,714,985	4,890,224
Voyage charter revenues	—	18,148,252
Other income	140,111	580,729

Total	4,855,097	23,619,205
The Company generates its revenues from time charters and voyage charters. A significant portion of the voyage hire is typically paid upon the completion of the voyage.
The amount of revenue earned as demurrage relating to the Company’s voyage charters for the six-month
period ended June 30, 2024 was $3,218,010
and is included within “Voyage charter revenues” in the above table, while for the time charters hire is payable in advance.
As of December 31, 2023 and June 30, 2024, receivables from the Company’s voyage charters amounted to $9,419,628 and $1,667,302, respectively.
As of December 31, 2023 and June 30, 2024, the Company recognized $33,846 and $98,245, respectively, of contract fulfillment costs which mainly represent bunker expenses incurred prior to commencement of loading relating to the Company’s voyage charters. These costs are recorded in “Other current assets” in the unaudited interim condensed consolidated balance sheets.
The Company’s time charters have a duration of up to 2 months. As of June 30, 2024, the time charters under which the Company’s vessels were employed had a remaining term of less than 2 months.

11.	Equity Compensation Plan
Details of the Company’s equity compensation plan (the “Plan”) are discussed in Note 14 of the 2023 Consolidated Financial Statements.

12.	Income Taxes
The Company is incorporated in the Marshall Islands where the laws do not impose tax on international shipping income. However, the Company is subject to registration and tonnage taxes in the country in which the vessel is registered and managed from, which have been included in vessel operating expenses in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

13.	Commitments and Contingencies
From time to time the Company expects to be subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any such claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying unaudited interim condensed consolidated financial statements.
Future minimum contractual charter revenues, gross of commissions, based on vessels committed to non-cancellable,
time charter contracts as of June 30, 2024, amount to $520,427 during the 12-month period
ending June 30, 2025.

14.	Subsequent Events
In July 2024, the Company paid off the remaining 90% purchase price on the Aframax oil tanker, amounting to $38.7 million, using cash provided by operations, cash on hand and net proceeds from equity offerings.